Exhibit 99.1

ACME PACKET, INC.

NON-STATUTORY STOCK OPTION AGREEMENT

(Form of Non-Statutory Stock Option Agreement for Annual Automatic Grants to Directors)

This NON-STATUTORY STOCK OPTION AGREEMENT, dated as of [            ] (this “Agreement”), is between ACME PACKET, INC., a Delaware corporation (the “Company”), and [            ] (the “Optionee”). Capitalized terms used herein without definition shall have the meaning ascribed to such terms in the Company’s 2006 Director Option Plan, a copy of which is attached hereto as Exhibit A (the “Plan”).

1. Grant of Option. Pursuant to the Plan, the Company automatically grants to the Optionee an option (the “Option”) to purchase from the Company all or any number of an aggregate of [            ] shares, subject to adjustment pursuant to Section 8 of the Plan (the “Option Shares”), of the Company’s common stock, $.001 par value per share, at a price of $[            ] per share. The Option is automatically granted as of [            ] (the “Grant Date”).

2. Character of Option. The Option is not intended to be treated as an “incentive stock option” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”).

3. Duration of Option. Unless subject to earlier expiration or termination pursuant to the terms of the Plan, the Option shall expire on the ten year anniversary of the Grant Date.

4. Exercise of Option.

(a) Vesting Schedule. The Option may be exercised, at any time and from time to time until its expiration or termination, for any or all of those Option Shares in respect of which the Option shall have become exercisable, in accordance with the provisions set forth below in this Section 4, on or at any time prior to the date of any such exercise. Subject to the provisions of the Plan (including, without limitation, the provisions of Section 7.6 of the Plan), the Option shall become exercisable in a series of four (4) equal installments, with the first of such installments becoming exercisable on the three-month anniversary of the Grant Date (the “First Vesting Date”) and an additional of such installments becoming exercisable on each three-month anniversary of the First Vesting Date thereafter until the Option shall have become exercisable for all of the Option Shares. Notwithstanding anything expressed or implied to the contrary in the foregoing provisions of this Section 4(a), (A) the exercisability of the Option shall, as provided in Section 4(b) below, be automatically Accelerated under certain circumstances and (B) the exercisability of the Option may, as provided in Section 7.5 of the Plan, at any time be Accelerated in the discretion of the Committee.

(b) Acceleration of Vesting. Notwithstanding anything in Section 4(a) above to the contrary, (A) in the event that the Option is not exercisable in full for all of the Option Shares as of the close of business on the business day immediately preceding the date of any annual meeting of stockholders of the Company and that the Optionee is a member of the Board of Directors of the Company as of such close of business, or (B) in the event that a Change of Control occurs prior to the time that the Option is exercisable in full for all of the Option Shares and that the Optionee is a member of the Board of Directors of the Company immediately prior to such Change of Control, then the exercisability of the Option shall be automatically Accelerated such that the Option shall become exercisable for an additional number of Option Shares equal to one hundred percent (100%) of the then Unvested Option Shares (as defined below in Section 4(c) below).

(c) Definitions.

“Unvested Option Shares” shall mean, at the relevant time of reference thereto, those Option Shares for which the Option has not yet become exercisable at such time pursuant to Section 4(a) and without giving effect to the provisions of Section 4(b) above.

5. Transfer of Option. Other than as expressly permitted by the provisions of Section 7.7 of the Plan, the Option may not be transferred except by will or the laws of descent and distribution and, during the lifetime of the Optionee, may be exercised only by the Optionee.

6. Incorporation of Plan Terms. The Option is granted subject to all of the applicable terms and provisions of the Plan, including, but not limited to, the limitations on the Company’s obligation to deliver Option Shares upon exercise set forth in Section 9.1 (Violation of Law), Section 9.2 (Corporate Restrictions on Rights in Stock), Section 9.3 (Investment Representations) and Section 9.7 (Tax Withholding).

7. Miscellaneous. This Agreement shall be construed and enforced in accordance with the internal, substantive laws of The Commonwealth of Massachusetts and shall be binding upon and inure to the benefit of any successor or assign of the Company and any executor, administrator, trustee, guardian, or other legal representative of the Optionee.

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IN WITNESS WHEREOF, the parties have executed this Non-Statutory Stock Option Agreement as a sealed instrument as of the date first above written.

ACME PACKET, INC.	OPTIONEE

By:
Name:
Title:
Optionee’s Address:

Exhibit A

2006 DIRECTOR OPTION PLAN